Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

INTENSITY THERAPEUTICS, INC.

Intensity Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1. This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Fifth Amended and Restated Certificate of Incorporation filed with the Secretary of State on November 4, 2020 (the “Certificate of Incorporation”).

2. Article FOURTH of the Certificate of Incorporation is hereby amended by

(i) deleting Section C.3.3.6 in its entirety;

(ii) deleting Section C.3.4.2(b) in its entirety;

(iii) deleting Section C.3.5.3 in its entirety;

(iv) deleting “at least $15,000,000 of gross proceeds” from Section C.5.1 and replacing it with “at least $7,000,000 of gross proceeds”;

(v) adding the following new paragraph:

Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each two (2) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation in lieu of such fractional share interests upon the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (a) $4.00, by (b) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

3. This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Lewis H. Bender, its Chief Executive Officer, this 27th day of April, 2023.

Intensity Therapeutics, Inc.

By:	/s/ Lewis H. Bender
Name:	Lewis H. Bender
Title:	Chief Executive Officer